

Mail Stop 3233

May 25, 2018

<u>Via E-mail</u>
Reba Beeson, Esq.
Securities Counsel
c/o WGC USA Asset Management Company, LLC
685 Third Avenue, 27th Floor
New York, NY 10017

> **Re: World Gold Trust**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 4, 2018**
> **File No. 333-221842**

Dear Ms. Beeson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>The Custodian, page 39</u>

1. On page 40 you state that the Custodian "will monitor the conduct of each subcustodian, and, where it is legally permissible to do so, promptly advise the Trust of any difficulties or problems." Please confirm that you will update to include more specific disclosure in the future, in the event that the Custodian is not legally permitted to advise the Trust of any difficulties or problems existing with respect to a particular subcustodian.

<u>Creation and Redemption of Shares, page 47</u>

2. You state that "the Sponsor may waive the transaction fee on the creation or redemption of Creation Units for one or more Authorized Participants from time to time in its sole discretion." Please describe the circumstances under which World Gold would consider waiving the creation/redemption fee for APs.

Reeba Beeson, Esq.
World Gold Trust
May 25, 2018
Page 2

Plan of Distribution, page 62

3. We note your disclosure that the Seed Capital Investor is not in the business of purchasing and selling securities for its own account or the accounts of others. Please tell us whether the Seed Capital Investor has acted in a similar capacity with respect to the World Gold Trust's prior offering involving SPDR Long Dollar Gold Trust. To the extent that it has, please tell us why the Seed Capital Investor need not register as a broker-dealer.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Christopher D. Menconi, Esq.
        Morgan, Lewis & Bockius LLP